Cancer Therapeutics, Inc.
                             210 West Hansell Street
                              Thomasville, GA 31792

                                February 28, 2007

Attn: Jeffrey Riedler, Assistant Director
John L. Krug
Securities & Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

         Re:  Acceleration Request
              Cancer Therapeutics Inc. - Registration Statement on Form 10-SB12G File No. 000-52473

Gentlemen:

     Cancer Therapeutics, Inc., as a registrant of the above-captioned registration statement, hereby respectfully requests acceleration of its registration statement be permitted to become effective at 4:00 p.m., Eastern Daylight Time, on March 15, 2007, or as soon thereafter as is practicable.

     Cancer Therapeutics, Inc. acknowledges that:

          o Cancer Therapeutics is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

          o Cancer Therapeutics may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please advise our corporate counsel, John Thomas at (801) 816-2536, of any questions. Thank you for your assistance with this acceleration.

                                            Very truly yours,

                                            /s/Chene Gardner
                                            ----------------
                                            Chene Gardner
                                            Chief Financial Officer